SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2010

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Portugal Telecom

Release  |  Lisbon  |  2 March 2010

Portugal Telecom informs about favourable decision regarding fine imposed by the Competition Authority

Portugal Telecom announces that today the Lisbon Commerce Court has ruled entirely in favour of the appeal lodged by PT Comunicações against the Portuguese Competition Authority’s decision of 1 August 2007, which had condemned PT Comunicações in the payment of a fine amounting to Euro 38 million for allegedly refusing, without an objective justification, to grant access to certain sections of its duct system by TV Tel and Cabovisão.

Therefore, PT Comunicações has been cleared from the accusation, a decision that may be appealed, of an infringement of competition rules, notably of abusing a dominant position.

The Lisbon Commerce Court concluded that there was no evidence that the ducts belonging to PT Comunicações were essential facilities insofar as without access thereof it would be impossible for competitors to supply pay-TV, Internet access and fixed line telephone services.

The Court also ruled that, even if the ducts had been found to constitute essential facilities, there was no proof that the refusals to grant access thereto were unjustified or discriminatory.

The Court further held that as a result it was not established that the refusal to grant access to those particular sections of ducts had illegitimately precluded other competitors, namely TV Tel and Cabovisão, from developing their own networks and from supplying telecommunications services.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 02, 2010

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.